December 23, 2009


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for the Oak
Associates Funds (the Trust) and, under the date of December 23, 2009, we reported on the financial statements of the Trust as of and for the years ended October 31, 2009 and October 31, 2008.
Effective November 4, 2009, we were dismissed as the Trusts principal accountants. We have read the Trusts statements included under Sub-Item 77K of its Form N-SAR for the period ended October 31, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the statements in the first paragraph and with the statement in the second paragraph that our dismissal was recommended by the Trusts Audit Committee and approved by the Trusts Board of Trustees.


Very truly yours,

/s/ KPMG LLP